SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETIC VOTING MAP FOR THE ANNUAL SHAREHOLDERS’ GENERAL AND EXTRAORDINARY MEETING

São Paulo, SP, Brasil, April 24, 2018 - GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, hereby informs its shareholders and the Market in general that it has received the voting map related to the Annual Shareholders’ General and Extraordinary Meeting to be held on April 27, 2018, sent by the financial institution that provides the Company’s bookkeeping services. Such map, enclosed hereto, consolidates the remote votes cast by means of custody agents and those which were sent directly to the bookkeeping agent.

The Company hereby informs that its capital stock is composed by 44,757,914 ordinary shares and the Annual General and Extraordinary Meeting will be held on April 27, 2018, at 10 a.m., at the Company’s headquarters located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

GAFISA S.A.

Carlos Eduardo Moraes Calheiros

Chief Financial and Investor Relations Officer

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SYNTHETICH VOTING MAP SENT BY THE BOOKKEEPING AGENT - AGM

Resolution Description	Vote	Number of Shares
1. To approve the Management’s accounts and the financial statements for the fiscal year ended December 31, 2017.	Approval	3,018,230
	Rejection	-
	Abstention	88,757
2. To request the adoption of the cumulative voting for the election of the board of directors, pursuant to art. 141 of Law 6,404 of 1976?	Approval	12,207
	Rejection	123,268
	Abstention	2,971,512
3. To establish in 7 the number of members that will compose the Board of Directors	Approval	3,106,987
	Rejection	-
	Abstention	-
4. Indication of all names that are in the slate – Slate nominated by the Company’s management	Approval	3,106,987
	Rejection	-
	Abstention	-
5. If one of the candidates that compose the chosen slate fails to integrate it, can the votes corresponding to your shares continue to be directed to the chosen slate?	Approval	-
	Rejection	3,106,987
	Abstention	-
6. In case of adoption of the cumulative voting, the votes corresponding to your shares should be distributed in equal percentages by the members of the slate you have chosen?	Approval	12,207
	Rejection	-
	Abstention	3,094,780
7. Visualization of all the candidates that compose the slate to indicate the % (percentage) of the votes to be assigned	Odair Garcia Senra	1,743
	Carlos Tonanni	1,743
	Francisco Vidal Luna	1,743
	Edward Ruiz	1,743
	Tomás Rocha Awad	1,743
	Eric Alexandre Alencar	1,743
	Rodolpho Amboss	1,743
8. To establish the amount of the annual global compensation of management for the current fiscal year, in the amount of up to R$23,598,871.46, according to Managements Proposal.	Approval	3,106,987
	Rejection	-
	Abstention	-
9. Do you want to request the installation of the Fiscal Council, pursuant to article 161 of Law 6,404 / 76?	Approval	3,061,075
	Rejection	-
	Abstention	45,912
10. In case of a second call of the General Meeting, can the voting instructions included in this bulletin also be considered for second call?	Approval	3,008,711
	Rejection	98,276
	Abstention	-

SYNTHETICH VOTING MAP SENT BY THE BOOKKEEPING AGENT - EGM

Resolution Description	Vote	Number of Shares
1. To update the caput of art. 5 of the Bylaws to reflect the increase in the Company’s capital stock approved at the Extraordinary Shareholders Meeting held on December 20, 2017 and approved by the Board of Directors on February 28, 2018 (Capital Increase).	Approval	20,290
	Rejection	-
	Abstention	-
2. To change the caput of article 6 to increase the limit of the authorization for capital increase regardless of statutory reform, in view of having the current limit been exceeded because of the Capital Increase, under the terms of the Management Proposal.	Approval	-
	Rejection	20,290
	Abstention	-
3. To change article 8, paragraph 2, of the Bylaws to modify the form of appointment of the chairman of the shareholders meeting in the event of absence or impediment of the chairman of the board of directors.	Approval	20,290
	Rejection	-
	Abstention	-
4. To adapt the Bylaws to the B3 Novo Mercado Regulation, as detailed in the Management Proposal.	Approval	20,290
	Rejection	-
	Abstention	-
5. To change article 57 of the Bylaws to adjust the percentages indicated therein to those indicated in the caput of article 53, as amended at the Extraordinary Shareholders Meeting held on 01/22/2018, with the exclusion of item a of article 57, as it is incompatible with the percentage established in the caput of art. 53.	Approval	20,290
	Rejection	-
	Abstention	-
6. To amend the Bylaws to reflect general wording improvements, as proposed by Management.	Approval	20,290
	Rejection	-
	Abstention	-
7. Due to the above resolutions, to consolidate the Bylaws.	Approval	20,290
	Rejection	-
	Abstention	-
8. In case of a second call of the General Meeting, can the voting instructions included in this bulletin also be considered for second call?	Approval	20,290
	Rejection	-
	Abstention	-
9. Do you want to request the installation of the Fiscal Council, pursuant to article 161 of Law 6,404 / 76?	Approval	20,290
	Rejection	-
	Abstention	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer